SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
Dated: July 29, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

SIGNATURES
EXHIBIT INDEX
EX-10.1
EX-99.1
EX-99.2

          On July 29, 2010, Navios Maritime Acquisition Corporation (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2010. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. In addition, as referenced in the press release, the Company has also posted a supplemental slide presentation with respect to the Company and its financial results. The supplemental slide presentation is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
          In connection with its recently commenced offer to the holders of its publicly traded warrants to exercise such warrants on enhanced terms and the solicitation of a consent to amend certain privately held warrants, the Company provided a form of Warrant Amendment as an exhibit to the Schedule TO. The Schedule TO and related documents indicated that the Company was seeking the required consent of the representatives of the underwriters in its initial public offering to such Warrant Amendment, as well as the consent of the holders of the warrants. Subsequent to the filing of the Schedule TO, the Company obtained the consents of the representatives, as required to amend the private warrants, and a copy of the final form of Amendment to Warrant Agreement, as consented to by the representatives, is attached to this Report as Exhibit 10.1 and is incorporated herein by reference. The Schedule TO will similarly be amended to provide this final form and this will be the form of amendment as to which the holders of the publicly traded warrants are asked to give their consent.
          This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: July 29, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Form of Amendment to Warrant Agreement
99.1	Press Release dated July 29, 2010.
99.2	Supplemental Slideshow Presentation dated July 29, 2010